                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D

                                  Rule 13d-101
                              --------------------

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 14)

                            PRIME GROUP REALTY TRUST
                                (Name of Issuer)

                      COMMON SHARES OF BENEFICIAL INTEREST,
                            PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

                                   74158J 10 3
                                 (CUSIP Number)

                               MICHAEL W. RESCHKE
                            C/O THE PRIME GROUP, INC.
                              77 WEST WACKER DRIVE
                                   SUITE 4200
                                CHICAGO, IL 60601
                                 (312) 917-1500
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With a copy to:
                             MICHAEL E. KERNAN, ESQ.
                                MCGUIREWOODS LLP
                              77 WEST WACKER DRIVE
                                   SUITE 4300
                                CHICAGO, IL 60601
                                 (312) 849-8222

                                 April 18, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e); 13d-1(f) or 13d-1(g), check the following box: _

                         (Continued on following pages)
                                   Page 1 of 17

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.       NAME OF REPORTING PERSON: Michael W. Reschke
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): N/A


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) _
                                                              (b) X

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         OO, BK, PF, AF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  _

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America

NUMBER OF SHARES               7.         SOLE VOTING POWER - 474,917*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                               8.        SHARED VOTING POWER - 8,322,990*

                              -----------------------------------------------
                               9.        SOLE DISPOSITIVE POWER - 455,057*

                              -----------------------------------------------
                              10.        SHARED DISPOSITIVE POWER-8,322,990*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*Mr. Reschke individually beneficially owns 474,917 Common Shares of Beneficial Interest, par value $0.01 per share ("Common Shares"), of Prime Group Realty Trust (the "Issuer") which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares. Mr. Reschke may be deemed to share beneficial ownership of: (i) the 256,572 Common Shares and the 47,525 Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value), each directly held by Prime Group VI, L.P., an Illinois limited partnership ("PG-VI"), by virtue of his ownership of an approximate 51.24% equity interest in PGLP, Inc., an Illinois corporation ("PGLPI"), which is the managing general partner of PG-VI, (ii) the 74,000 Common Shares directly held by Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"), by virtue of his capacity as managing general partner of PGLP and (iii) the 7,944,893 Common Units directly held by Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), by virtue of his ownership of an approximate 51.24% equity interest in The Prime Group, Inc., an Illinois corporation ("PGI"), which is the Administrative Member of PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), which is the general partner of Primestone.

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                   _

                         (Continued on following pages)

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Mr. Reschke individually beneficially owns 474,917 Common Shares, which number includes 134,881 Common Shares held directly by Mr. Reschke and options to acquire 340,036 Common Shares, which, assuming the exercise of the options, constitute approximately 2.9% of the outstanding Common Shares. Mr. Reschke may be deemed to share beneficial ownership of the: (i) 256,572 Common Shares and 47,525 Common Units directly held by PG-VI which, together, assuming exchange of such Common Units for Common Shares, constitute approximately 1.9% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGLPI, which is the general partner of PG-VI, (ii) 74,000 Common Shares directly held by PGLP, which constitute approximately 0.5% of the outstanding Common Shares, by virtue of his position as managing general partner of PGLP and (iii) 7,944,893 Common Units directly owned by Primestone which, assuming exchange of such Common Units for Common Shares, constitute approximately 33.6% of the outstanding Common Shares, by virtue of his ownership of an approximate 51.24% equity interest in PGI which is the Administrative Member of PG LLC, which is the general partner of Primestone.

14.      TYPE OF REPORTING PERSON - IN


                         (Continued on following pages)

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.        NAME OF REPORTING PERSON:  Primestone Investment Partners L.P.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) _
                                                               (b) X
3.       SEC USE ONLY

4.        SOURCE OF FUNDS
             BK, OO

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                     _

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware, United States of America
----------------------------- -----------------------------------------------
NUMBER OF SHARES              7.      SOLE VOTING POWER - 7,944,893*
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.      SHARED VOTING POWER - 0
                              -----------------------------------------------
                              9.      SOLE DISPOSITIVE POWER - 7,944,893*
                              -----------------------------------------------
                              10.     SHARED DISPOSITIVE POWER - 0

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               *7,944,893 Common Units, which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            -
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          The 7,944,893 Common Units directly held by Primestone Investment Partners L.P. represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.       TYPE OF REPORTING PERSON - PN



                         (Continued on following pages)
                                   Page 4 of 17

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.        NAME OF REPORTING PERSON: PG/Primestone, L.L.C.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  _
                                                                   (b)  X
3.       SEC USE ONLY

4.        SOURCE OF FUNDS
                    AF

5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       _

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware, United States of America
----------------------------- -----------------------------------------------
NUMBER OF SHARES              7.      SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.      SHARED VOTING POWER - 7,944,893*
                              -----------------------------------------------
                              9.      SOLE DISPOSITIVE POWER - 0
                              -----------------------------------------------
                              10.     SHARED DISPOSITIVE POWER - 7,944,893*

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          *PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units, which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES
                              -
13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.       TYPE OF REPORTING PERSON - OO




                         (Continued on following pages)
                                   Page 5 of 17

                                  SCHEDULE 13D

CUSIP No.  74158J 10 3

1.        NAME OF REPORTING PERSON: The Prime Group, Inc.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):


2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  _
                                                                   (b)  X
3.        SEC USE ONLY

4.        SOURCE OF FUNDS
                OO
5.        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                       _

6.        CITIZENSHIP OR PLACE OF ORGANIZATION

                Illinois, United States of America
----------------------------- -----------------------------------------------
NUMBER OF SHARES              7.      SOLE VOTING POWER - 0
BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH         -----------------------------------------------
                              8.       SHARED VOTING POWER - 7,944,893*
                              -----------------------------------------------
                              9.       SOLE DISPOSITIVE POWER - 0
                              -----------------------------------------------
                              10.      SHARED DISPOSITIVE POWER - 7,944,893*

11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          *The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units which Common Units are exchangeable on a one-for-one basis for Common Shares at any time (or, at the Issuer's election, cash of equivalent value).

12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES                                                       _

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          The Prime Group, Inc., the administrative member of PG/Primestone, L.L.C., the general partner of Primestone Investment Partners L.P., may be deemed to share beneficial ownership of the 7,944,893 Common Units directly held by Primestone Investment Partners L.P. which represent an approximate 33.6% equity interest in the Issuer assuming exchange of such Common Units for Common Shares.

14.       TYPE OF REPORTING PERSON - CO



                         (Continued on following pages)
                                   Page 6 of 17

     This Amendment No. 14 to Schedule 13D ("Amendment No. 13") should be read in conjunction with the Report on Schedule 13D of Reschke, PG LLC, Primestone, and PGI originally filed on March 8, 2000, as amended by Amendment No. 1 to
Schedule 13D filed on October 23, 2000, by Amendment No. 2 to Schedule 13D filed on August 24, 2001, by Amendment No. 3 to Schedule 13D filed on September 4, 2001, by Amendment No. 4 to Schedule 13D filed on September 21, 2001, by Amendment No. 5 to Schedule 13D filed on October 12, 2001, by Amendment No. 6 to
Schedule 13D filed November 14, 2001, by Amendment No. 7 to Schedule 13D filed November 21, 2001, by Amendment No. 8 to Schedule 13D filed December 12, 2001, by Amendment No. 9 to Schedule 13D filed December 21, 2001, by Amendment No. 10 to Schedule 13D filed January 9, 2002, by Amendment No. 11 to Schedule 13D filed February 1, 2002, by Amendment No. 12 to Schedule 13D filed February 15, 2002 and by Amendment No. 13 filed February 19, 2002 (collectively, the "Schedule 13D"), with respect to the Common Shares of the Issuer. This Amendment No. 14 amends and supplements the Schedule 13D only with respect to those items listed below. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), Primestone Investment Partners L.P., a Delaware limited partnership ("Primestone"), PG/Primestone, L.L.C., a Delaware limited liability company ("PG LLC"), and The Prime Group, Inc., an Illinois corporation ("PGI"). The principal business of Primestone is to hold Common Units of limited partner interest of Prime Group Realty, L.P., a Delaware limited partnership and the entity through which the business and operations of Prime Group Realty Trust, a Maryland real estate investment trust (the "Issuer") are conducted. The principal business of PG LLC is to act as the general partner of Primestone. The principal business of PGI is the ownership, development, management and operation of, and investment in, directly or indirectly, real estate.

      Reschke owns an approximate 51.24% equity interest in PGI, which is the Administrative Member of PG LLC, which is the general partner of Primestone. Reschke is the President, Chairman and Chief Executive Officer and a member of the Board of Directors of PGI and the President and a member of the Board of Directors of PGLP, Inc., an Illinois corporation ("PGLPI"). Reschke is a member of the Board of Trustees of the Issuer and is also a member of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers, and Horizon Group Properties, Inc., a publicly traded real estate investment trust involved in the ownership, development and management of factory outlet centers, and is Chairman of the Board of Managers of Prime Outdoor Group, L.L.C., a privately-owned limited liability company involved in the ownership, development, management and operation of, and investment in, directly or indirectly, outdoor billboards and highway signs. The principal business of PGLPI is the ownership, development, management and operation of, and investment in, directly or indirectly, real estate, and serving as general partner of partnerships which are engaged in such activities or which invest in entities engaged in such activities.

      The business address of Reschke and the address of the principal business and principal office of Primestone, PG LLC and PGI are: c/o The Prime Group, Inc., 77 West Wacker Drive, Suite 4200, Chicago, Illinois 60601.

      Unless otherwise indicated below, the business address of each person listed below is:

                      c/o The Prime Group, Inc.

                     (Continued on following pages)

                      77 West Wacker Drive
                      Suite 4200
                      Chicago, Illinois 60601


      The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see above)) of PGI:


Name                               Present Principal Occupation or Employment
----                               ------------------------------------------
Robert J. Rudnik (A)               Executive Vice President/General Counsel and
                                   Secretary of PGI; Vice President and
                                   Secretary of PGLPI; Executive Vice
                                   President, General Counsel and Secretary of
                                   Brookdale Living Communities, Inc.

Gary J. Skoien                     Executive Vice President of PGI;
                                   Vice President of PGLPI; Chairman of the
                                   Board, President and Chief Executive Officer
                                   of Horizon Group Properties, Inc.

Mark K. Cynkar                     Senior Vice President/Chief Financial Officer
                                   of PGI; Vice President of PGLPI

Bohdan P. Hirniak                  Vice President/Land Development Division of
                                   PGI

Warren H. John (A)                 Vice President of PGI; Vice President and
                                   Assistant Secretary of PGLPI

Paul A. Roehri                     Vice President/Director of Accounting of PGI;
                                   Vice President of PGLPI

Edward J. John (A)                 Vice Chairman of PGI; Orthodontist
1420 N. Arlington Heights Rd.
Arlington Heights, IL 60004

Phillip E. Waters                  Vice President of PGI
Joseph R. Thompson                 Vice President of PGI

--------------------
(A)  Director of PGI



     All of the executive officers and directors of PGI are citizens of the United States of America.

     During the last five years, none of Reschke, Primestone, PG LLC, PGI, nor any of the executive officers or directors of PGI, which is the Administrative Member of PG LLC, which is the general partner of Primestone, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                     (Continued on following pages)

Item 4.  PURPOSE OF TRANSACTION.

         Primestone acquired the Common Units for investment purposes and to facilitate the formation of the Issuer. Reschke acquired his Common Shares for investment purposes. PGI acquired the Common Units it contributed to Primestone for investment purposes and to facilitate the formation of the Issuer. PG LLC has not directly acquired any securities of the Issuer or Prime Group Realty, L.P., the operating partnership of the Issuer (the "Operating Partnership").

         On September 28, 2000, Vornado PS, LLC ("Vornado") made a $62,000,000 subordinated loan (the "Vornado Loan Agreement") to Primestone secured by a pledge of the 7,944,893 Common Units held by Primestone in the Operating Partnership. The Common Units are exchangeable for 7,944,893 Common Shares or, at the option of the Issuer, an amount of cash equal to the fair market value of 7,944,893 Common Shares at the time of the exchange. Repayment under the Vornado Loan Agreement is guaranteed by Prime International, Inc., PGI, PGLP, PGLPI and Prime Group II, L.P. (the "Guarantors"), which are affiliates of Primestone. The Vornado Loan Agreement is subordinate to a loan (the "Amended and Restated Prudential Credit Agreement") that was made in the original principal amount of $40,000,000 in November 1997 by Prudential Securities Credit Corporation, and was later assigned to its affiliate, P-B Finance Ltd. ("PBF"). Repayment under the Amended and Restated Prudential Credit Agreement is secured by a pledge of the same 7,944,893 Common Units that secure repayment under the Vornado Loan Agreement and is guaranteed by the Guarantors.

         On August 22, 2001, Cadim inc. ("Cadim"), Reschke, PGI, Primestone, PG-VI, PG LLC and PGLP (sometimes referred to as the "PGI Parties") executed a Memorandum of Understanding (the "Original MOU") relating to a strategic transaction involving the Issuer and a loan to Primestone (the "Transactions"). On August 30, 2001, Cadim and the PGI Parties executed an Amended and Restated Memorandum of Understanding (the "Amended MOU") which amended and restated the Original MOU. Also on August 30, 2001, Cadim and the PGI Parties entered into an Amended and Restated Support and Standstill Agreement, which was amended on September 14, 2001, by Amendment No. 1 thereto (as amended, the "Amended PGI Standstill Agreement"). On October 10, 2001, Cadim agreed to release the PGI Parties from all exclusivity provisions set forth in the Amended PGI Standstill Agreement, and the PGI Parties agreed to release Cadim from certain confidentiality obligations set forth therein. On October 23, 2001, the Issuer announced that Cadim had informed the Issuer that Cadim had ceased negotiations relating to the proposed acquisition of the Issuer.

         According to the Schedule 13D filed with the Securities and Exchange Commission by the Vornado Realty Trust filing group on November 2, 2001 (the "Vornado 13D"), Vornado acquired the Amended and Restated Prudential Credit Agreement from PBF on October 31, 2001. Defaults have been asserted under both the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement, and Vornado has commenced foreclosure proceedings against the Common Units securing those loans. Primestone has taken the position that the loans in question were not in default at the time these defaults were asserted.

         Vornado stated that it intended to offer such Common Units at a public auction (the "Foreclosure Auction") pursuant to the foreclosure provisions of the Uniform Commercial Code on November 20, 2001, and that Vornado or any of its affiliates may bid at the Foreclosure Auction.

         On November 19, 2001, Vornado filed a complaint against Primestone in the Court of Chancery of the State of Delaware in and for New Castle County (the "Delaware Chancery Court") for declaratory and injunctive relief (Vornado PS, L.L.C. v. Primestone Investment Partners, L.P., C.A. No. 19264) (the "Vornado

                     (Continued on following pages)

Action"). In the complaint, Vornado alleges that Primestone and its affiliates have interfered with and are continuing to contest Vornado's right to enforce its security interest in the Common Units, and seeks an order enjoining Primestone and its affiliates from interfering with the enforcement process, decreeing specific performance of certain contractual rights, a declaration regarding certain other contractual rights, a declaration establishing that the sale process Vornado has used in the Foreclosure Auction is commercially reasonable, and an award of fees, costs, and expenses pursuant to a series of contractual provisions. Primestone disputes Vornado's allegations, intends to vigorously defend itself against this action to the extent necessary, and on February 13, 2002, filed various counterclaims against Vornado, including claims for tortious interference, fraud, breach of contract, promissory estoppel, breach of fiduciary duties, constructive trust and wrongful foreclosure and is seeking both legal and equitable relief including monetary damages up to $150 million.

         On November 19, 2001, Primestone filed a voluntary petition for relief in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") (case number 01-11355-MFW) under Chapter 11 of title 11 of the United States Code. The filing of this bankruptcy petition had the effect of staying the Foreclosure Auction and the Vornado Action.

         Also on November 19, 2001, according to the Schedule 13D filed with the Securities and Exchange Commission by the Cadim filing group on November 27, 2001 (the "Cadim 13D"), Cadim Acquisition, LLC, an indirect wholly-owned subsidiary of Cadim ("Cadim Acquisition"), Cadim, Vornado and Vornado Realty, L.P. entered into a Letter Agreement pursuant to which Cadim Acquisition agreed to pay Vornado $49,989,240 as consideration for (a) an undivided fifty percent participation interest in the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement held, directly or indirectly, by Vornado and Vornado Realty, L.P., subject to an opening credit of $4,767,079 to Vornado's interest account; and (b) a contribution to a possible joint effort with Vornado with respect to a possible strategic transaction relating to the Issuer.

         On December 10, 2001, PGI, PGLP, PG LLC, Prime Group II, L.P., Prime Group IV, L.P, PG-VI, PGLPI and Prime International, Inc., filed a complaint against Cadim, Caisse de Depot et Placement du Quebec, Cadim Acquisition, LLC, MacGregor Associates, Ltd., and John Parsons in the Circuit Court of Cook County, Illinois County Department, Chancery Division (the "Cadim Action"). The Cadim Action includes claims for specific performance, constructive trust, breach of contract, unjust enrichment and fraud and seeks equitable relief and actual and punitive damages of an amount in excess of $150,000,000 arising out of the defendants' conduct relating to the Transactions.

         On December 18, 2001, Primestone's bankruptcy petition was dismissed and, as a consequence, the automatic stay of the Foreclosure Auction and the Vornado Action was lifted. Primestone subsequently appealed the dismissal of the bankruptcy petition to the United States District Court for the District of Delaware (the "Delaware District Court") and requested a stay of the Bankruptcy Court's dismissal order pending appeal.

         On December 20, 2001, the Cadim Action was amended to add Vornado, Vornado Realty, L.P. and Vornado Realty Trust as defendants and to add Primestone as a plaintiff. In addition, the amended complaint seeks a temporary restraining order, preliminary injunction and permanent injunction barring Cadim and Vornado from foreclosing on the Common Units.

         Also on December 20, 2001, the Delaware Chancery Court issued a temporary restraining order (the "TRO") enjoining Primestone and its affiliates from

                     (Continued on following pages)
prosecuting or proceeding with any lawsuit in any other jurisdiction that seeks to block the Foreclosure Auction or interfere with Vornado's right to enforce its security interest in the Common Units. The TRO does not prevent Primestone from seeking in the Vornado Action in the Delaware Chancery Court to contest the Foreclosure Auction or to challenge Vornado's right to enforce its security interest in the Common Units.

         On January 4, 2002, the Delaware District Court stayed the Bankruptcy Court's order dismissing Primestone's bankruptcy petition, pending further order of the court. The stay had the effect of staying the Foreclosure Auction and the Vornado Action, including the hearing on the TRO scheduled for January 9, 2000. Primestone agreed not to prosecute its claims against Vornado in the Cadim Action in Illinois while the stay pending appeal is in effect.

         Also on January 4, 2002, Primestone filed a motion to dismiss or stay the Vornado Action in the Delaware Chancery Court. That motion is fully briefed and awaiting the court's ruling.

         On January 28, 2002, the Delaware District Court affirmed the Bankruptcy Court's December 18, 2001, order dismissing Primestone's bankruptcy petition. Primestone appealed the District Court's January 28 order to the Third Circuit Court of Appeals ("Primestone's Appeal"), and requested a stay of the Bankruptcy Court's dismissal order pending such appeal.

         On February 13, 2002, in the Vornado Action, Primestone requested that the Delaware Chancery Court issue a temporary restraining order or preliminary injunction against Vornado or its affiliates from scheduling, conducting or otherwise participating in any Foreclosure Auction. Also on February 13, 2002, Primestone filed its answer to the complaint in the Vornado Action and its counterclaims against Vornado Realty, L.P. and Vornado Realty Trust, which counterclaims are listed above in this Item 4.

         On February 15, 2002, the Third Circuit Court of Appeals (the "Court of Appeals") granted Primestone's request for a stay of the dismissal of Primestone's bankruptcy petition pending Primestone's Appeal, which had the effect of staying the Vornado Action and the Foreclosure Auction. On April 3, 2002, Vornado requested that the Court of Appeals vacate or modify the stay. In response, the Court of Appeals ordered Primestone to deposit cash or post a bond by April 17, 2002 or the stay would be vacated. Primestone did not deposit the cash or post a bond. Rather, on April 17, 2002, Primestone requested an expedited oral argument and ruling on Primestone's Appeal, or alternatively, that the stay without the posting of a bond be continued during the pendency of Primestone's Appeal. On April 18, 2002, the Court of Appeals issued an order expediting oral arguments on Primestone's Appeal to Thursday, May 2, 2002, but denied the request to maintain the stay pending Primestone's Appeal. As a consequence, Vornado is in a position to proceed with the Vornado Action and the Foreclosure Auction. According to Vornado's Amendment No. 11 to Schedule 13D filed on April 19, 2002, Vornado has currently scheduled the Foreclosure Auction for Tuesday, April 30, 2002 at 4:00 P.M. Eastern Standard Time. The Court of Appeals has clarified that it intends to hear oral arguments on May 2, 2002, whether or not the Foreclosure Auction occurs on April 30, 2002. Primestone is reviewing all of its options at this time, including the legal effect of a favorable Court of Appeals decision on the validity of the purported Foreclosure Auction scheduled for April 30, 2002.

     On March 28, 2002, Vornado filed a complaint against the Guarantors with respect to repayment of the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement in the Supreme Court of the State of New York (Vornado P.S., L.L.C. v. The Prime Group, Inc., et al., Index No. 601219/02). The Guarantors dispute Vornado's allegations, intend to vigorously defend

                     (Continued on following pages)
themselves against this action, and intend to assert the same type of counterclaims that Primestone has asserted against Vornado in the Vornado Action.

         Because each of Reschke, Primestone, PG LLC and PGI believe that the value of the Common Units is substantially greater than the amounts outstanding under the Vornado Loan Agreement and the Amended and Restated Prudential Credit Agreement, each of them will continue to assess his or its position in relation to Vornado, Cadim and the Issuer, and, depending on various factors and subject to the TRO and contractual agreements with Vornado, Cadim and/or the Issuer to which he or it is a party, may: (i) further contest the Foreclosure Auction or the right of Vornado to proceed with the Foreclosure Auction, (ii) pursue other legal or equitable procedures or proceedings as he or it may deem to be appropriate in the circumstances, (iii) dispose of all or any portion of the Common Units, Common Shares or other securities of the Issuer or the Operating Partnership in a manner consistent with applicable laws, (iv) acquire other Common Units, Common Shares or other debt or equity securities of the Issuer or its subsidiaries, in the open market, in private transactions or otherwise, (v) seek to engage, by itself or with one or more additional parties, in one or more extraordinary transaction, such as tender offers, mergers, reorganizations or liquidations involving the Issuer or any of its subsidiaries, or purchases or sales of a material amount of the assets of the Issuer or any of its subsidiaries, (vi) engage in discussions with the management and/or significant shareholders of the Issuer, or otherwise make a plan or proposal with respect to any of the foregoing, or (vii) take any other action which it may deem to be appropriate under the circumstances.

         It is possible that the Reporting Persons may from time to time formulate preliminary plans or proposals of one sort or another with respect to a possible strategic transaction relating to the Issuer. The Reporting Persons do not expect to amend this Schedule 13D with respect to any such plans or proposals until such time (if ever) as those plans or proposals become definitive enough to warrant such disclosure.

         In addition, Reschke and PGI may acquire, directly or indirectly, additional securities of the Issuer on the open market from time to time for investment purposes.

         A Joint Filing Statement is listed as Exhibit 99.1 hereto and incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT NO.             DESCRIPTION
-----------             -----------
Exhibit 99.1      Joint Filing Statement, dated March 8, 2000, by each of
                  Michael W. Reschke, The Prime Group, Inc., PG/Primestone,
                  L.L.C. and Primestone Investment Partners L.P., as filed
                  as an exhibit to the Schedule 13D filed on March 8, 2000 by
                  Michael W. Reschke, PG/Primestone, L.L.C., Primestone
                  Investment Partners L.P., and The Prime Group, Inc.

                  Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person has responsibility for the accuracy or completeness of the information supplied by another Reporting Person. Any disclosures made hereunder with respect to persons other than the Reporting Persons are made on information and belief after making appropriate inquiry. Pursuant to Rule 13d-4 under the Exchange Act of 1934, as amended (the

                     (Continued on following pages)
                              Page 12 of 17


                  "Exchange Act"), each of the Reporting Persons declares that the filing of this statement shall not be construed as an admission that such Reporting Person is, for the purposes of
                  Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any of the securities covered by this statement.

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                              Page 13 of 17

                                     SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

                                       /s/ Michael W. Reschke
                                       ----------------------------------
                                       Michael W. Reschke

                                       Dated: April 30, 2002

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                              Page 14 of 17

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                      PRIMESTONE INVESTMENT PARTNERS L.P.

                                      By: PG/Primestone, L.L.C.,
                                          its general partner

                                      By: The Prime Group, Inc.,
                                          its Administrative Member

                                      By: /s/  Michael W. Reschke
                                      ------------------------------
                                      Name:  Michael W. Reschke
                                      Title: President

                                      Dated: April 30, 2002


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                              Page 15 of 17

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                       PG/PRIMESTONE, L.L.C.

                                       By: The Prime Group, Inc.,
                                           its Administrative Member

                                       By: /s/ Michael W. Reschke
                                           -----------------------------
                                           Name:  Michael W. Reschke
                                           Title: President

                                       Dated: April 30, 2002


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                              Page 16 of 17

                                    SIGNATURE

          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                                       THE PRIME GROUP, INC.

                                       By: /s/ Michael W. Reschke
                                           -----------------------------
                                           Name:  Michael W. Reschke
                                           Title: President

                                       Dated: April 30, 2002


                     (Continued on following pages)
                              Page 17 of 17